Exhibit 99.1

TGE-Sponsored SPAC Files Registration Statement with SEC for Initial Public Offering

August 19, 2025

PARIS and NEW YORK, Aug. 19, 2025 /PRNewswire/ -- The Generation Essentials Group (NYSE: TGE) (the “Company” or “TGE”), a global media and entertainment ecosystem covering high fashion, arts, lifestyle, cultural, entertainment as well as F&B, announces that as a first step to implement its previously announced business expansion and acquisition strategy, the special purpose acquisition company (“SPAC”) sponsored by the Company, TGE Value Creative Solutions Corp, has publicly filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (the “SEC”) for a proposed initial public offering of units. TGE Value Creative Solutions Corp intends to list its units, each consisting of one Class A ordinary shares and one-half of one redeemable warrant, on The Nasdaq Stock Market LLC.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the size, price or other terms of the offering.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of TGE, AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of TGE, AMTD IDEA Group and AMTD Digital with the SEC. All information provided in this press release is as of the date of this press release, and none of TGE, AMTD IDEA Group and AMTD Digital undertakes any obligation to update any forward-looking statement, except as required under applicable law.